Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

June 2, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Sunvalley Solar, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 2, 2011 Your File No. 333-171878

Dear Mr. Ingram:

We write on behalf of Sunvalley Solar, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated April 27, 2011 by Jay Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed April 15, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement on Form S-1

Outside Front Cover Page of the Prospectus

1.                  We note your response to comment two of our letter dated February 22, 2011 and the revised disclosure in footnote four of the fee table. On the outside front cover page of the prospectus, please discuss the impact on the $1,488,000 figure if the market price of your common stock decreases.

Response: The following additional language has been added to the first paragraph of the prospectus cover page:

“In the event that the market price of our common stock decreases in value, the offering price per share will, pursuant to the terms of a Drawdown Equity Financing Agreement between the Underwriter and the registrant, be correspondingly decreased resulting in a lower aggregate offering price than $1,488,000.”

Drawdown Equity Finance Agreement / Registration Rights Agreement, page 18

2.                  We note your response to comment 24 of our letter dated February 22, 2011 and the added disclosure on page 18. Please explain to us how your statement that the price per share “shall be the lowest closing bid price of our common stock during the preceding five trading days” aligns with your statement that you will calculate the purchase price per share “during the five trading days following a drawdown request.”

Response: This portion of the discussion has been clarified and reworded to read as follows:

“We may request a drawdown by sending a drawdown notice to Auctus, stating the amount of the advance requested. During the five trading days following a drawdown request, we will calculate the amount of shares we will sell to Auctus and the purchase price per share.  The purchase price per share of common stock will be based on the lowest closing bid prices of our common stock during the five trading days immediately following the drawdown date, less a discount of 7%.  The number of shares of Common Stock that Auctus shall purchase pursuant to each advance shall be determined by dividing the amount of the advance by the purchase price. There shall be a minimum of five (5) Trading Days between each Drawdown Notice Date.”

Competition and Market Overview, page 31

3.                  We note your response to comment 44 of our letter dated February 22, 2011, and we reissue this comment for the "Distributed Power Plant Projects" and "Principal Suppliers" subsections on pages 30 and 32, respectively. In this regard, please provide us with the basis for statements you make regarding industry data. For example, on page 32, you state, “Solar power companies in China have invested billions of dollars in solar power technology and PV panel manufacturing over the past few years.”

Response: The first sentence of the final paragraph on Page 32 has been deleted and the next two sentences of this paragraph have been modified to reflect that the statements regarding market conditions in China, Europe, and the U.S. are the belief of management. The discussions on Pages 30 through 32 cover the general types of solar projects being constructed, the general types of competitors in the solar power plant industry, overall market conditions with regard to the supply of parts and raw materials, and the Company’s plans for positioning its solar panels and its planned power plant projects within the marketplace. These discussions are based on the general industry knowledge and experience of management. Care has been taken to avoid the citation of statistical data or other information derived from any specialized industry source.

Financial Statements, page 36

4.                  Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: The financial statements have been updated to include the unaudited interim financial statements for the Company’s quarter ended March 31, 2011.

Management's Discussion and Analysis, page 37

Liquidity and Capital Resources, page 40

5.                  Please tell us why you have not discussed, in this section, the bank loan you reference on page F-11.

Response: The “Liquidity and Capital Resources” section contains the following discussion regarding the bank loan referenced in Note 8 on Page F-11:

“As of December 31, 2010, our only long-term liability was a loan owing to East West Bank with a balance of $87,525. The current portion due within the next year is $13,256. The principal amount outstanding accrues annual interest at the bank's variable index rate (approx. 6.00% as of December 31, 2010). The East West Bank loan is collateralized by all business assets.”

Directors and Executive Officers, page 43

6.                  Please disclose how Ms. Chung allocates her time between the company and CCAC. Similarly, please disclose how Mrs. Liao allocates her time between the company and Coldwell Banker George Realty.

Response: With regard to Ms. Chung, the following additional explanation has been added:

“On a daily basis, Ms. Chung is responsible for the accounting operations and record keeping of Sunvalley Solar Inc.  Her duties include customer deposits and check payments recording, accounts receivable, accounts payable and inventory recording, customers’ credit evaluation, employees hiring and termination issues, sales tax filing, payroll tax filing, monthly bank reconciliation, preparing financial statements, performing preparation for annual audit, quarterly review and income tax return filing.  Approximately 50% of Ms.Chung’s time is used to perform her job as the CFO of Sunvalley Solar, Inc.”

With regard to Mrs. Liao, the following additional explanation has been added:

“Currently, Mrs. Liao does not spend working hours at Coldwell Banker George Realty. She is a full time employee devoting forty hours per week to Sunvalley Solar, Inc.”

7.                  We note the organizations with which Mr. Lee is affiliated. If applicable, please also disclose Mr. Lee's primary occupation within the last five years.

Response: The following additional information has been added regarding Mr. Lee:

“For the past five years, Mr. Lee has worked as a licensed health practitioner at two private clinics, Dr. Lee Acupuncture and Alhambra Medical University.”

Executive Compensation, page 46

Summary Compensation Table, page 46

8.                  Please explain the $99,400 figure in the “Total” column representing Mr. Zhang's 2009 salary. In this regard, we note the only other figure presented in the row is the $75,400 salary figure.

Response: The table contained a typographical error and has been corrected to reflect that Mr. Zhang’s cash salary and total compensation in 2009 were $99,400.

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2010

Signatures

9.                  Please amend this Form 10- K to have your current principal executive officer, principal financial officer, controller or principal accounting officer, and a majority of your directors sign the report. Please also have your current principal executive officer and principal financial officer provide the certifications at the end of the report.

Response: This Form 10-K has been amended to provide the signatures of the current officers and directors where indicated.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2010

Signatures

10.              Please amend this Form 10-Q so that it is also signed by your principal financial or chief accounting officer. Refer to General Instruction G of Form 10-Q. This comment also applies to your quarterly report on Form 10-Q for the period ended September 30, 2010.

Response: These Form 10-Qs have been amended to include the signature of the CFO and Principal Accounting Officer.

Annual Report on Form 10- K for the Fiscal Year Ended December 31, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 31

Audit Committee, page 34

11.              With a view toward future disclosure, please tell us whether you have an audit committee financial expert serving on your board of directors. If you do not have an audit committee financial expert on your board of directors, please tell us why you do not have one. Refer to Item 407(d)(5) of Regulation S-K.

Response: The following explanation has been added to the “Audit Committee” discussion on Page 34 of the 10-K:

“Our Board of Directors, which performs the functions of an audit committee, does not have a member who would qualify as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K. Mandy Chung, our CFO, Secretary, and Treasurer, attends all meetings of the Board of Directors, including those meetings at which the board is performing those functions which would generally be performed by an audit committee. Mrs. Chung is licensed as a Certified Public Accountant in California. Mrs. Chung has over 15 years of public accounting experience in providing auditing, accounting, business consulting and tax services to a wide range of industries. She has extensive experience in performing reviews and audits for various organizations including publicly reporting companies. She also had prior audit experience in the filing process for a start-up company that filed with SEC to become a publicly reporting company. We believe that Mrs. Chung’s accounting expertise and audit experience allows her to provide satisfactory counsel to the Board and that, at our current size and stage of development, the addition of a special audit committee financial expert to the Board is not necessary.”

Involvement in Certain Legal Proceedings, page 35

12.              In future filings, please expand, the disclosure in this section to encompass the past ten years. Refer to Item 401(f) of Regulation S-K.

Response: The disclosure has been amended to refer to the past ten years.

Code of Ethics. page 36

13.              With a view toward future disclosure, please tell us why you have not adopted a code of ethics. Refer to Item 406(a) of Regulation S-K.

Response: The following explanation has been added to the end of the “Code of Ethics” disclosure on Page 36:

“Due to the small size of our organization, we have not, to date, found it necessary to adopt a formal code of ethics or to incur the professional costs involved in preparing such a document.”

Item 14. Principal Accounting Fees and Services, page 40

14.              In future filings, please describe the nature of the services included in “Audit Related Fees.” Refer to Item 14(2) of Form 10-K.

Response: The figure listed under “Audit Related Fees” referred to fees incurred for review of the Company’s interim quarterly financial statements. The table has been corrected to aggregate these fees under the “Audit Services” column for 2010.

Item 15. Exhibits, Financial Statements Schedules, page 41

15.              Please amend your Form 10-K to include any material contracts as exhibits in accordance with Item 601(b )(10) of Regulation S-K

Response: All material contracts, which include those contracts now included as Exhibits to the Registration Statement, have been added as Exhibits to the amended 10-K.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague

Joe Laxague

Enclosure (Acknowledgment by the Company)